UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SUNNOVA ENERGY INTERNATIONAL INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86745K104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 86745K104

1	NAMES OF REPORTING PERSONS
Russell D. Gordy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,076,340

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,076,340

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,340

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.5% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Calculated using 88,226,734 shares of Common Stock outstanding as of August 10, 2020, as reported in the Prospectus Supplement filed pursuant to Rule 424(b)(7) by Sunnova Energy International Inc. on August 14, 2020.

CUSIP: 86745K104

1	NAMES OF REPORTING PERSONS
Gordy Oil Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,076,340

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,076,340

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,340

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.5% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP: 86745K104

1	NAMES OF REPORTING PERSONS
Elk Mountain, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,761,173

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,761,173

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,761,173

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP: 86745K104

1	NAMES OF REPORTING PERSONS
Minion Trail, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
315,167

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
315,167

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
315,167

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP: 86745K104

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and restates the identified portions of Items 4 and 5 of the statement on Schedule 13G originally filed on March 25, 2020 (the “Original Schedule 13G”) in their entirety as set forth below with respect to the Common Stock of Sunnova Energy International Inc. (the “Issuer”).  Capitalized terms used herein and not otherwise defined have the meanings set forth in the Original Schedule 13G.  This Amendment No. 1 constitutes an “exit filing” for each of the Reporting Persons.

Item 4.	Ownership.

(a)  Amount beneficially owned: See Item 9 of each cover page.

Gordy Oil, which is solely owned and controlled by Russell Gordy, is the General Partner of each of Elk Mountain and Minion Trail. Accordingly, each of Elk Mountain and Minion Trail may be deemed to share beneficial ownership of the shares of Common Stock reported herein by the other entity, but each disclaims any such beneficial ownership except to the extent of its pecuniary interest therein.

The shares of Common Stock reported herein were issued to Elk Mountain and Minion Trail in connection with a corporate reorganization undertaken by the Issuer in connection with its initial public offering, which closed on July 29, 2019. The shares of Common Stock reported for Elk Mountain and Minion Trail give effect to the sale of 1,579,364 shares of Common Stock during 2020 through the date of this filing.

(b)  Percent of class: See Item 11 of each cover page.  Percentages have been calculated using 88,226,734 shares of Common Stock outstanding as of August 10, 2020, as reported in the Prospectus Supplement filed pursuant to Rule 424(b)(7) by the Issuer with the Commission on August 14, 2020.

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

CUSIP: 86745K104

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2020

Russell D. Gordy

	By:	/s/ William H. Caudill
	Name:	William H. Caudill
	Title:	Attorney-in-Fact

Gordy Oil Company

	By:	/s/ William H. Caudill
	Name:	William H. Caudill
	Title:	Attorney-in-Fact

Elk Mountain, Ltd.
	By:	Gordy Oil Company, its General Partner

	By:	/s/ William H. Caudill
	Name:	William H. Caudill
	Title:	Attorney-in-Fact

Minion Trail, Ltd.
	By:	Gordy Oil Company, its General Partner

	By:	/s/ William H. Caudill
	Name:	William H. Caudill
	Title:	Attorney-in-Fact

CUSIP: 86745K104

EXHIBIT INDEX

Exhibit Number	Title
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Original Schedule 13G)
99.2	Power of Attorney (incorporated by reference to Exhibit 99.2 to the Original Schedule 13G)